Molecular Insight Pharmaceuticals, Inc.
160 Second Street, Cambridge MA 02142
January 30, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Attn: Mary K. Fraser, Esq.
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 0309
Re:	Molecular Insight Pharmaceuticals, Inc. Registration Statement on Form S-1, as amended (File No. 333-129570)
Dear Ms. Fraser:
     Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Molecular Insight Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-1 for Thursday, February 1, 2007 at 4:00 p.m. (Eastern Standard Time), or as soon thereafter as practicable. In connection with the foregoing acceleration request, the Company hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please confirm the date and time of effectiveness of the registration statement to Gabor Garai at Foley & Lardner LLP, our counsel, at (617) 342-4000.

Sincerely, MOLECULAR INSIGHT PHARMACEUTICALS, INC.

By:	/s/ David S. Barlow
David S. Barlow
Chairman and Chief Executive Officer

cc: David W. Kantaros, Esq.